SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Reptron Electronics, Inc.

_____________________

(Name of Issuer)

$.01 par value Common Stock

________________________

(Title of Class of Securities)

76026w 10 9

____________________________

(CUSIP Number)

December 31, 2002

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

CUSIP NO. 76026W 10 9                                                                             Page 2 of 5

NAME OF REPORTING PERSON Edward J. Okay I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 649,200
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 649,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 76026W 10 9                                                                              Page 3 of 5

1	NAME OF REPORTING PERSON Dorothy P. Okay I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 649,200
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 649,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 76026W 10 9                                                              Page 4 of 5

This Amendment No. 1 to Schedule 13G is being filed on behalf of Edward J. Okay and Dorothy P. Okay relating to the common stock $.01 par value (the "Common Stock") of Reptron Electronics, Inc., a Florida corporation (the "Issuer").  The terms defined in the original Schedule 13G shall have the same meaning when used herein.  This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 as amended.  Only those items reported herein are amended.  All other items remain unchanged.

Item 4.    Ownership

                (a)           Amount Beneficially Owned (describe):  649,200 jointly owned by the reporting persons.

                (b)           Percent of Class:  10.1%, based on the 6,417,196 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2002.

                (c)           Number of shares as to which such person has:

                          (i)   Sole power to vote or to direct the vote:  -0-

                         (ii)   Shared power to vote or to direct the vote:   649,200

                        (iii)   Sole power to dispose or to direct the disposition of:  -0-

                        (iv)   Shared power to dispose or to direct the disposition of: 649,200

Item. 10.      Certification (see Rule 13d-1(b) and (c)):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS:     Exhibit 1 - Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2003                   /s/Edward J. Okay

                                                                              _____________________________

                                                                                 Edward J. Okay

                                                                             /s/Dorothy P. Okay

                                                                             _____________________________

                                                                                 Dorothy P. Okay

CUSIP NO. 76026W 10 9                                                              Page 5 of 5

EXHIBIT 1

JOINT FILING AGREEMENT

    This Joint Filing Agreement (the "Agreement") dated February 10, 2003, by and among  Edward J. Okay and Dorothy P. Okay, husband and wife (collectively, the "Reporting Persons").

    The Reporting Persons agree to jointly prepare and file with the United States Securities and Exchange Commission (the "SEC") an amendment to Schedule 13G and any attachments thereto reporting each of the Reporting Persons' beneficial ownership of shares of the common stock of Reptron Electronics, Inc., a Florida corporation ("Reptron") and affirm that such amendment and any attachments thereto are being filed on behalf of each of the Reporting Persons.

    This  Agreement shall remain in full force and effect  until the Reporting Persons are no longer required to file any Schedule 13Gs  with respect  to the Reporting Persons'  holdings  of  and transactions in securities issued by Reptron.

    IN WITNESS WHEREOF, the parties to this Agreement have executed this
Agreement as of the date first written above

                                                                    /s/Edward J. Okay

                                                                                       _____________________________

                                                                                        Edward J. Okay

                                                                                         /s/Dorothy P. Okay

                                                                                       _____________________________

                                                                                       Dorothy P. Okay